

SEC File No. 82-34725



AGRICORE UNITED HOSTS CONFERENCE CALL ON Q2 RESULTS

June 5, 2006 (Winnipeg) – Agricore United announced today that it will release its second quarter results for fiscal 2006 on Thursday, June 8, 2006. The news release will also be made available on the Company's web site at www.agricoreunited.com.

Media and other interested parties are invited to participate in a conference call with Agricore United's Chief Executive Officer Brian Hayward on Thursday, June 8, 2006 at 2:00 p.m. CST (3:00 p.m. EST). Hayward will provide a summary of the company's results, which will be followed by a question and answer session.

Participants may dial in just before 2:00 p.m. CST at the following number:

1-416-641-6107

Confirmation Number: 3189228
Moderator: Lori Robidoux

The conference call will also be digitally recorded and will be available for re-broadcast until July 7, 2006. To access the playback, call 1-416-695-5800. The Passcode Number for the playback is 3189228.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United leverages its technology, facilities, services and logistics expertise to connect prairie-based agricultural customers to domestic and international end-use customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For more information, contact:

Radean Carter
Communications Coordinator
(204) 944-2238
rcarter@agricoreunited.com